UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

RES-CARE, INC.

(Name of Subject Company)

ONEX RESCARE ACQUISITION, LLC

(Name of Filing Persons - (Offeror))

ONEX PARTNERS III LP

(Name of Filing Persons - (Offeror))

The persons listed on Schedule I hereto

(Name of Filing Persons - (Other Persons))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

Joel I. Greenberg, Esq.

Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$340,732,402	$24,294.22

*                                         Estimated for purposes of calculating the filing fee only.  Calculated by multiplying (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value (“Shares”), of Res-Care, Inc. (the “Company”) outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates by (ii) $13.25, which is the per Share tender offer price.  The number of outstanding Shares was obtained by the Company.

**                                  The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$24,294.22	Form or Registration No.:	Schedule TO-T

Filing Party:	Onex Rescare Acquisition, LLC	Date Filed:	October 7, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☒                                  going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Schedule I

Onex Partners LP

Onex American Holdings II LLC

Onex US Principals LP

Rescare Executive Investco LLC

Onex Partners III GP LP
Onex Corporation

Onex American Holdings GP LLC

Onex Partners GP LP

Onex Partners GP Inc.

This Amendment No. 3 (this “Amendment No. 3”) to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 7, 2010, as amended by Amendment No. 1 thereto filed on October 13, 2010 and by Amendment No. 2 thereto filed on October 25, 2010 (as amended, the “Schedule TO”) by Onex Rescare Acquisition, LLC, a Delaware limited liability company (the “Purchaser”), is filed by Purchaser and Onex Partners III LP and amends and restates the Schedule TO relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value (the “Shares”) of Res-Care, Inc., a Kentucky corporation (the “Company”), other than Shares owned by the Purchaser and its affiliates, at a purchase price of $13.25 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”) (which as amended or supplemented from time to time, together constitute the “Offer”).

As permitted by General Instruction F to Schedule TO, the information set forth by this Amendment No. 3, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO.  You should read this Amendment No. 3 to Schedule TO together with the Schedule TO.

Item 4.                       Terms of the Transaction.

(1)                                  The information incorporated by reference into Item 4 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

The Offer - Section 11.  Conditions to the Offer

The last paragraph of this section shall be amended and replaced with the following:

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such condition or may be waived by Purchaser, in its sole discretion, in whole or in part at any time and from time to time prior to the Expiration Date subject to the terms of the Share Exchange Agreement and the applicable rules and regulations of the SEC, except with respect to the Minimum Condition, the waiver or modification of which is limited as described above in “The Offer - Section 1. Terms of the Offer,” and with respect to those conditions related to the receipt of government regulatory approvals which may be asserted or waived at any time. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and waiving such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted by Purchaser as provided above.

Item 7.                       Source and Amount of Funds or Other Consideration.

(1)                                  The information incorporated by reference into Item 7 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

The Offer - Section 11.  Conditions to the Offer

This section shall be amended and replaced with the following:

The Offer is not conditioned upon any financing arrangements.  The total amount of funds required by Purchaser to complete the Offer and consummate the Share Exchange is estimated to be approximately $336 million, plus related transaction fees and expenses.  Purchaser anticipates that it will obtain the funds to purchase all Shares validly tendered and not withdrawn in the Offer from equity contributions from its affiliates and expects to obtain third party debt financing to consummate the Share Exchange.  To the extent that Purchaser cannot obtain third party debt financing in order to consummate the Share Exchange, Purchaser will obtain any remaining funds necessary from equity contributions from its affiliates.  Purchaser has not yet secured any third party debt financing arrangements.  See “The Offer — Section 14.  Fees and Expenses.”

Item 13.                Information Required by Schedule 13E-3.

Item 7.                       Purposes, Alternatives, Reasons and Effects.

(1)                                  The information incorporated by reference into Item 7 of Item 13 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

Special Factors - Section 4.  Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange

The antepenultimate paragraph of this section shall be amended and replaced with the following:

As a result of the Offer, Onex Investors’ direct and indirect interest in Target’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer.  Following the consummation of the Share Exchange, the Onex Investors’ interest in the net book value and net earnings of Target is expected to increase from approximately 24.9% to approximately 98%.  The Onex Investors will also bear a similar percentage of the risk of losses generated by Target’s operations and any decrease in the value of Target after the Share Exchange.  Before the consummation of the Share Exchange, the Onex Investors’ interest in Target’s net book value was $112.2 million as of June 30, 2010 and in Target’s net earnings was $4.7 million for the six months ended June 30, 2010. Pro forma for the acquisition of Shares in the Offer and the Share Exchange, the Onex Investors’ interest in Target’s net book value as of June 30, 2010 and net earnings for the six months ended June 30, 2010 would have been $441.5 million and $18.5 million, respectively. Target’s net book value of $13.18 per share as of June 30, 2010 is less than the Offer Price.

Item 8.                       Fairness of the Transaction.

(1)                                  The information incorporated by reference into Item 8 of Item 13 of the Schedule TO is amended by the amendment contained in numbered point 1 of Item 7 of Item 13, which is hereby incorporated by reference into this Item 8 of Item 13 of the Schedule TO.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2010

ONEX RESCARE ACQUISITION, LLC

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Sole Director

ONEX PARTNERS III LP

By:	ONEX PARTNERS III GP LP, its General Partner

By:	ONEX PARTNERS MANAGER LP, its Agent

By:	ONEX PARTNERS MANAGER GP ULC.,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Vice President

ONEX PARTNERS III GP LP

By:	ONEX PARTNERS GP INC., its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX PARTNERS GP INC.

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX PARTNERS LP

By:	ONEX PARTNERS GP LP, its General Partner,

By:	ONEX PARTNERS MANAGER LP, its Agent

By:	ONEX PARTNERS MANAGER GP ULC.,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Vice President

ONEX PARTNERS GP LP

By:	ONEX PARTNERS GP INC., its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX US PRINCIPALS LP

By:	ONEX AMERICAN HOLDINGS GP LLC,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

RESCARE EXECUTIVE INVESTCO LLC

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX AMERICAN HOLDINGS II LLC

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX CORPORATION

By:	/s/ Andrea E. Daly
	Name:	Andrea E. Daly
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 7, 2010.*
(a)(1)(ii)	Amended and Restated Offer to Purchase, dated October 25, 2010.*
(a)(1)(iii)	Letter of Transmittal, dated October 7, 2010.*
(a)(1)(iv)	Notice of Guaranteed Delivery.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)(A)	Corrected Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Text of Press Release issued by the Purchaser on September 7, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on September 8, 2010).*
(a)(5)(i)	Complaint filed in Jefferson Circuit Court of the Commonwealth of Kentucky, captioned Margolis v. Gronefeld, et al., case No. 10CI06597.*
(a)(5)(ii)	Text of Press Release issued by Onex Corporation on October 7, 2010 announcing the commencement of the Offer.*
(b)	None.
(d)(1)

Agreement and Plan of Share Exchange, dated as of September 6, 2010, between Purchaser and the Company (incorporated by reference to Exhibit 2.01 to the Form SC 13D/A filed by Onex Corporation on September 8, 2010).*

(d)(2)

Voting Agreement, dated as of September 6, 2010, by and between certain of the Company’s shareholders and the Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on September 10, 2010).*

(d)(3)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 10, 2010).*
(d)(4)

Form of Commitment Letter made by certain Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on September 10, 2010).*

(f)	Subtitle 13 of the Kentucky Business Corporation Act (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	None.
(h)	None.

*                                         Previously filed.